

November 16, 2012

Via E-mail
Mark F. Worthington, Esq.
Summit Law Group, PLLC
315 Fifth Ave. S., Suite 1000
Seattle, Washington 98104

> **Re:** **Helix BioMedix, Inc.**
> **Amendment No. 2 to Schedule 13E-3**
> **Filed November 14, 2012**
> **File No. 005-80581**
> **Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A**
> **Filed November 14, 2012**
> **File No. 033-20897**

Dear Mr. Worthington:

We have reviewed your amended filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement

1. Please revise to append the quarterly report for the period ended September 30, 2012.

Special Factors, page 16

Background of the Reverse Stock Split, page 16

2. Please revise to clarify that Mr. Frank Nickell was not provided with any non-public information since May 2012 when the board began its consideration of the reverse stock split, as you indicated telephonically.

3. We note your response to comment five in our letter dated November 1, 2012; however, we reissue our comment. Please revise to disclose in the proxy statement the non-public prospective financial information that was provided to Cascadia Capital. If the projections disclosed on page 34 were the only projections provided, then revise to clarify this in the disclosure.

Opinion of Cascadia Capital, page 28

4. We note your response to comment eight in our letter dated November 1, 2012; however, we reissue our comment. Please revise to disclose in the proxy statement the internal forecasts. If the projections disclosed on page 34 were the only projections that were prepared, then revise to clarify this in the disclosure.

Historical Market Prices and Trading Activity, page 30

5. Please revise to clarify that the information presented relates to Helix.

Comparable Transactions, page 33

6. We note your response to comment ten in our letter dated November 1, 2012. We note that Cascadia Capital selected transactions based on the "similarity to us of the applicable target assets and companies in the selected transactions with respect to size, focus, portfolio composition and other characteristics of their business." Please revise to further describe and quantify the selection criteria, as you have done under "Public Market Trading Multiples" on page 32.

Analysis of Private Financings of Public Company Comparables, page 35

7. We note your response to comment 12 in our letter dated November 1, 2012; however, we reissue our comment. Please revise to further describe and quantify the selection criteria, as you have done under "Public Market Trading Multiples."

Analysis of Premiums in Comparable Going-Private Transactions, page 35

8. We note your response to comment 14 in our letter dated November 1, 2012; however, we reissue our comment. We note that Cascadia identified comparable transactions in which a tender offer was made at a premium in order to reduce the number of stockholders to the level required to take the companies private. Please revise to further describe and quantify the selection criteria, as you have done under "Public Market Trading Multiples." In this regard, we note that the description of CallWave's business does not appear to be similar to Helix's business.

Security Ownership of Certain Beneficial Owners and Management, page 47

9. We note that elsewhere in the proxy statement, the disclosure states that Mr. Frank Nickell owns 19,912,799 shares or 40%; however, in the beneficial ownership table, you disclose that Mr. Nickell owns 21,912,799 or 42.2%. Please revise throughout the proxy statement to consistently disclose his beneficial ownership information.

10. In your next amendment, please also disclose the beneficial ownership information after the reverse stock split.

Please contact Johnny Gharib, Staff Attorney, at (202) 551-3170 or me at 202-551-3411 with any questions.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions